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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

April 27, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Ganley, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Ganley:
We are in receipt of your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors India Small-Cap Index ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. The Trust has considered your comments and has authorized us to make the responses below on its behalf.

Comment 1.
Please explain the Fund’s legal analysis as to why the Fund and its Mauritius subsidiary (the “Subsidiary”) should not be deemed to be co-issuers under Rule 140 of the Securities Act of 1933, as amended (the “Securities Act”). The SEC staff (the “Staff”) notes that generally, when entities are co-issuers under the Securities Act, both entities execute the registration statement.

Response 1.
The Trust respectfully submits that that the policy considerations of Rule 140 of the Securities Act are not present here. The rationale for the adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the SEC had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities. Rule 140 provides that if the “chief part” of an issuer’s business is to use proceeds from the sale of its own securities to purchase another issuer’s securities, then the purchasing issuer may be considered an underwriter effecting a distribution of the securities of the other issuer. The Staff has indicated various circumstances in which one party might be deemed to be the co-issuer of securities issued by another party, and has required both entities to sign the registration statement of the other issuer, including master-feeder structures. However, these circumstances do not apply to the Fund.

The Fund is notably different than a master-feeder arrangement, and the disclosure requirements that normally apply to master-feeder arrangements would not apply to the Fund. The Staff’s reason for the master fund to sign the registration statement of the feeder fund is to avoid the circumvention of the registration process by the master fund because its shares are not publicly registered. In this case, there is no such concern because, unlike a master fund in a master-feeder structure, the Subsidiary is not used by the Fund to engage in indirect distributions of foreign investment vehicles in the United States. Rather, the Subsidiary serves as an investment conduit through which the Fund can achieve tax efficiencies and invest efficiently in India, similar to a tax blocker. Because the Subsidiary is structured as an investment conduit to facilitate the Fund’s investments, and not as part of a distribution scheme for an offshore investment vehicle, Rule 140 should not apply. The use of the Subsidiary as a conduit for tax-efficient investment in India is therefore distinguishable from master-feeder distribution structures, and the requirements addressing that particular distribution structure do not make sense in the context of an investment conduit like the Subsidiary. Therefore, the Subsidiary should not be required to sign the registration statement. We believe that imposing this requirement does not provide any meaningful or additional protection to the Fund’s shareholders.
Further, the Trust respectfully notes that investments by the Fund through the Subsidiary is a structure that the Staff has recognized in the past. See South Asia Portfolio, SEC-No-Action Letter (Mar. 12, 1997) (“South Asia Portfolio”). Additionally, the Fund and the Subsidiary meet the requirements set forth in South Asia Portfolio: (i) the Fund is the sole shareholder of the Subsidiary; (ii) two Mauritius citizens serve as directors of the Subsidiary (which is required by law), but a majority of directors of the Subsidiary are selected from the Fund’s Board of Trustees (the “Board”); (iii) the Fund controls the Subsidiary; (iv) all of the Fund’s investments in Indian securities are currently made through the Subsidiary; (v) Van Eck Associates Corporation (the “Adviser”) manages the investments of the Subsidiary, subject to the supervision of the Board, without any charge for advisory services other than the investment advisory fee it currently receives from the Fund; (vi) a local sub-custodian, meeting the requirements applicable to foreign custodians pursuant to Rule 17f-5 under the Investment Company Act of 1940, as amended, holds record title to the Indian securities in the name of the Subsidiary; (vii) there are no material duplicative costs associated with custodial services to the Fund, and no extra dividend disbursements or shareholder communications costs; (viii) all of the profits of the Subsidiary are, after payment of certain expenses, distributed to the Fund; (ix) the Fund is at any time able to liquidate and wind up the Subsidiary and, after payment of any expenses, receive all of the Subsidiary’s assets in such liquidation; (x) the officers and directors of the Subsidiary who are not U.S. citizens or residents have designated the Fund as their agent to accept service of process in any suit, action or proceeding; (xi) the accounts, books and records of the Subsidiary are maintained by or on behalf of the Fund at the offices of the Adviser in its capacity as the Fund’s administrator (although copies of certain corporate records may also be maintained in Mauritius) and at State Street Bank & Trust Company in its capacity as the Fund’s custodian, and are available to the Staff for inspection on request; and (xii) all material legal and tax considerations applicable to the Subsidiary are fully set forth in the Fund’s prospectus.
Further, while South Asia Portfolio did not explicitly consider Rule 140, Man-Glenwood Lexington (defined herein) did. See Man-Glenwood Lexington, SEC-No-Action Letter (April 30, 2004). In the Man-Glenwood Lexington 3-tiered fund structure, the middle-tier offshore conduit fund did not sign the top-tier fund’s registration statement. The Staff granted no-action relief, despite explicitly considering Rule 140, based in part on representations that the offshore fund was a “mere conduit.”
Based on the foregoing, we respectfully request that the Staff withdraw its request to have the Subsidiary sign the registration statement of the Fund.

Comment 2.	Please supplementally explain why the Subsidiary did not execute the registration statement, as represented in the Trust’s letter to the Staff dated December 23, 2009.

Response 2.
The Trust respectfully submits that after filing the Trust’s response as correspondence on December 23, 2009, but before the filing of the Fund’s registration statement on April 5, 2010, the Trust and the Staff engaged in subsequent oral conversations in which the Trust determined that, consistent with industry practice, Rule 140 would not apply and therefore, the Subsidiary did not execute the Fund’s registration statement.

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If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai